Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887

December 19, 2005
Dear Shareholders:
As you may know, PFSweb, Inc. and eCOST.com recently signed a definitive agreement to merge. We would like to take this opportunity to sketch out for you what we believe we can create through this merger, the strategic vision that has guided us to this point as well as the strong growth in revenue and profitability we are targeting to achieve going forward.
Under the terms of the agreement, each share of eCOST.com will be exchanged for one share of PFSweb in a tax-free, share-for-share transaction. Upon completion of the merger, which has been unanimously approved by the Board of Directors for both companies, eCOST.com will operate as a wholly owned subsidiary of PFSweb. We believe this merger comes at an important time for both PFSweb and eCOST.com, offering a unique opportunity with many exciting benefits:
1.	For PFSweb shareholders, we believe this merger provides substantial additional scale that will help us “unlock” the value of our world-class technology and operational infrastructure;

2.	For eCOST.com shareholders, we believe this merger provides a strengthened financial platform, lower cost of operations and greater technology flexibility that can ultimately allow eCost to unleash growth and drive improved profitability;

3.	We believe the combined companies can achieve approximately $4 to $5 million in annual cost savings as well as a multitude of revenue and gross profit opportunities; and

4.	Once the merger activities are completed, we believe the combined companies will be well positioned to attack the burgeoning web commerce marketplace, both domestically and in international markets, and deliver more profitable and consistent growth.
PFSweb has established itself as a world-class operations and technology infrastructure provider. We design custom solutions for the entire supply chain. In 2005, we expect to process business transactions valued at more than $1.6 billion in total commerce across various industries. PFSweb specializes in logistics; distribution and fulfillment; transportation management; product order management; ERP technology; web enabled customer care; web development and hosting; credit and collections; customer relationship management, and more. We operate approximately 2 million square feet of highly automated distribution space in the USA, Canada, and Europe that can process roughly 10 million shipments per year on a global basis for approximately 40 clients, including IBM, Xerox, HP, Raytheon, and Nokia.
eCOST is a young, multi-category web commerce retailer of more than 100,000 high-quality new, “close-out” and refurbished brand-name products. We offer products from approximately 1,000 manufacturers, including Apple, Canon, HP, Nikon, Sony, Toshiba, and more. Our revenue is generated from our strong web presence at www.eCOST.com where sophisticated on-line and direct marketing capabilities address more than 1.3 million customers. We are also linked electronically to third party facilities — using the suppliers’ distribution capability as a “virtual warehouse” to be “in stock” on thousands of SKU’s with no carrying costs.
Through our merger, we plan to align the core strengths of each company, enabling PFSweb to leverage its operational infrastructure and technology expertise with eCOST’s large and growing customer base and important supplier relationships. Specifically, we are targeting to achieve $4 to $5 million in annual cost savings, including reductions of the following:
•	Certain redundant administrative and public company activities

•	Excess capacity and other related facility expenses

•	Technology, telecommunications and operational costs

•	Overall outbound freight costs due to additional freight options

Additionally, we will be looking to capitalize on a variety of incremental revenue and gross profit-related opportunities, such as:
•	Increase the number of “virtual warehouse” partnerships for both electronics and non-electronic goods

•	Develop higher margin non-product and service categories

•	Expand international sales, particularly in Europe and Canada, where PFSweb maintains a presence
Both management teams are excited by the strong potential in web commerce. According to Jupiter Research, the number of on-line buyers is expected to grow at a compound annual growth rate of more than 8% through 2009, when it will reach 159 million buyers. According to this same study, 2005 on-line retail sales are expected to reach $79 billion, a 20% increase over 2004 and online retail spending is estimated to grow at a 15% compound annual growth rate through 2009 when it will reach $130 billion.
Clearly, the size of our target market is large and expanding rapidly. We believe eCOST’s distinctive product offerings, combined with PFSweb’s advanced technology and distribution platform, position the combined company to substantially increase its share of this burgeoning marketplace in the years to come.
Ultimately, our goal is to drive shareholder value and improve financial strength for shareholders of both companies. We believe our strategy to align the strengths of PFSweb and eCOST can create significant value by generating a healthier revenue model with more consistency and a stronger bottom-line performance.
Upon the anticipated completion of this merger, in the first quarter of next year, we are targeting positive cash flow and an approximate overall breakeven bottom-line result for fiscal 2006 (excluding incremental merger and integration expenses, as well as stock option and purchase price allocation expenses). It is our objective to improve our growth traction as we approach the end of 2006 and into the future. The combined business will be comprised of three primary reporting segments with the following potential dynamics:

Operating Divisions	Revenues	Growth Rate*	Gross Margin*
Services	$60 million	10-30%	20-30%
Supplies Distributors	$255 million	—	4-6%
eCOST.com	$190 million	15-20%	8-10%

*	Estimated 3-year model
Our targeted three-year model for the company when these three segments are combined is expected to be sustainable revenue growth of more than 10%, gross profit margins of 10-12% and 1-2% net income margin. For the trailing 12 months ended September 30, 2005, the combined company had revenue of $528 million.
We expect to move this transaction forward in a timely fashion without significant disruption to our existing operations. PFSweb has successfully integrated new clients and businesses into its infrastructure and we plan to integrate eCOST.com’s fulfillment and distribution systems with the same expert implementation. eCOST is very similar to PFSweb’s existing BPO customers, which will enable us to maintain our dedication and commitment to the highest level of customer service — a core strength of PFSweb for many years.
We are confident this merger represents an outstanding opportunity for both companies’ shareholders. Soon you will receive a joint proxy statement for the PFSweb and eCOST stockholder meetings in connection with the merger. We recommend you read these materials carefully and strongly urge your vote of approval. We believe world-class operations and technology; burgeoning markets; and solid financial strength provide a great formula for future success.
Once the merger is closed, Mark Layton will remain Chairman and Chief Executive Officer of PFSweb and Adam Shaffer will continue to operate eCOST in its new role as a wholly owned subsidiary. We would both like to thank everyone for their support and look forward to delivering strong, long-term results.

Sincerely,

Mark Layton	Adam Shaffer
Chief Executive Officer	Chief Executive Officer
PFSweb, Inc.	eCOST.com

The matters discussed herein (except for historical information) and, in particular, information regarding the merger, estimates, future revenue, earnings and business plans and goals, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995 and are subject to and involve risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. PFSweb has recently filed a Registration Statement on Form S-4 which identifies certain factors that could cause actual results to differ materially from those projected in any forward looking statements made during this call and shareholders are advised to review the Registration Statement and the Risk Factors described therein.
In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.
Additional Information
The S-4 Registration Statement filed by PFSweb contains a joint proxy statement for the PFSweb and eCOST stockholder meetings and a prospectus for the PFSweb common stock to be offered to eCOST’s shareholders in connection with the Merger. Investors and shareholders are urged to read the registration statement carefully because it includes various risk factors and other important information about the Merger. Stockholders may obtain a free-of-charge copy of the registration statement, any proxy statement and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Stockholders may also obtain a free-of-charge copy of the proxy statement and other relevant documents by directing a request by mail or telephone to either (i) PFSweb, Inc., 500 North Central Expressway, Suite 500, Plano, Texas 75074 Attention: Corporate Secretary, Telephone: (972) 881-4044, or from PFSweb’s website, www.pfsweb.com or (ii) eCOST.com, Inc., 2555 West 190th Street, Suite 106, Torrance CA 90504 Attention: Corporate Secretary, Telephone: (310) 225-4044, or from eCOST’s website, www.eCOST.com.
Each company and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from such company’s stockholders in favor of the prospective merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Registration Statement that is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the common stock of either company is also set forth in the Schedule 14A filed by eCOST on May 27, 2005 with the SEC, and the Schedule 14A filed by PFSweb on April 28, 2005 with the SEC.

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